CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, New York 10001

August 11, 2022

VIA EDGAR

Mr. Patrick Faller
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CleanTech Acquisition Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-262431) (the “Registration Statement”)

Dear Mr. Faller:

On August 10, 2022, the Company requested acceleration of the effective date and time of the Registration Statement to Thursday, August 11, 2022, at 4:00 p.m., or as soon thereafter as practicable. The Company hereby withdraws such request until further notice.

Very truly yours,

CLEANTECH ACQUISITION CORP.

By:	/s/ Eli Spiro
Name: Title:	Eli Spiro Chief Executive Officer